UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

In June 2024, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated June 20, 2024: Sanofi and Biovac spearhead polio vaccine manufacturing capabilities in Africa

Exhibit 99.2	Press Release dated June 21, 2024: ISTH: Sanofi advances leadership in hemophilia with new data for ALTUVIIIO and fitusiran

Exhibit 99.3	Press Release dated June 21, 2024: Audrey Duval Derveloy appointed Global Head of Corporate Affairs, member of Sanofi’s Executive Committee

Exhibit 99.4	Press Release dated June 26, 2024: Dupixent positive phase 3 data in children one to 11 years of age with eosinophilic esophagitis published in NEJM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 2, 2024		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Legal Corporate & Finance

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